UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)
(Amendment No. 1)

HOME SYSTEM GROUP

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001

(Title of Class of Securities)

43737T106

(CUSIP Number)

Kin Wai Cheung
Oceanic Industry Park, Sha Gang Highway, Gang Kou Town
Zhongshan City, Guangdong
People's Republic of China, 528447
(+86) 755-8357-0142

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 29, 2008

(Date of Event which Requires Filing Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 240.13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

(Continued on following pages)

1	NAMES OF REPORTING PERSONS
Kin Wai Cheung

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
NA

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
People's Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
10,260,000

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
10,260,000

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,260,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.43%

14	TYPE OF REPORTING PERSON
IN

Item 1. Security and Issuer.

The name of the issuer is Home System Group, a Nevada corporation (the "Company"), which has its principal executive offices at Oceanic Industry Park, Sha Gang Highway, Gang Kou Town, Zhongshan City, Guangdong, 528447, People's Republic of China. This statement relates to the Company's common stock, $0.001 par value per share (the "Common Stock").

Item 2. Identity and Background.

(a)-(f). This Schedule 13D is being filed by Mr. Kin Wai Cheung, a citizen of the People's Republic of China (the "Reporting Person"). The principal address of the Reporting Person is Oceanic Industry Park, Sha Gang Highway, Gang Kou Town, Zhongshan City, Guangdong, 528447, People's Republic of China. The Reporting Person is Chairman, President and Chief Executive Officer of the Company.

During the last five years, the Reporting Person has not been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Prior to April 29, 2008, the Reporting Person was deemed to beneficially hold an aggregate of 1,600,000 shares of the Company's common stock, pursuant to an Agreement and Plan of Merger dated August 4, 2006 (the "Merger Agreement"). The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is filed as Exhibit 10.1 to the Current Report on Form 8-K filed by the Company on August 4, 2006.

On April 29, 2008, the Company's majority shareholder, Kaming Yu, transferred 8,660,000 shares of the Company's Common Stock owned by him to the Reporting Person as a gift. For more information regarding the transfer of shares see the Current Report on Form 8-K filed by the Company on May 15, 2008.

Following the transfer on April 29, 2008 and as of the date of this statement, the Reporting Person holds 10,260,000 shares of the Company's Common Stock directly.

Item 4. Purpose of Transaction.

The Reporting Person acquired the Common Stock pursuant to the agreements as described in Item 3 above. The Reporting Person holds the securities directly solely for investment purposes. The Reporting Person has no intention other than to hold the shares for investment and/or sell the shares, as permitted by law.

Except as set forth in this Schedule 13D, the Reporting Person has made no proposals, and has entered into no agreements, which would be related to or would result in any of the events or matters described in part (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)     As of the date of this statement, the Reporting Person is the beneficial owner of 10,260,000 shares of the Common Stock, representing 16.43% of the outstanding shares of the Common Stock. The Reporting Person does not own any other securities of the Company.

(b)     The Reporting Person has the sole power to vote and dispose of 10,260,000 shares.

(c)     Other than the receipt of 8,660,000 shares of the Company's Common Stock on April 29, 2008 explained in Item 2 above, the Reporting Person did not effect any transactions in the Company's securities within the past 60 days.

(d)     Other than the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Reporting Person's securities.

(e)     Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as disclosed herein and in the Current Report on Form 8-K filed by the Company on August 4, 2006, and in the Current Report on Form 8-K filed by the Company on May 15, 2008, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person and any other person with respect to any securities of the Company, including, but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

10.1*	Agreement and Plan of Merger, dated as of August 4, 2006, among the registrant, XY Acquisition Corporation, Home System Group, Inc., Kinwai Cheung, Weiqiu Li, Ye Bo Quan, Li Shu Bo, Value Global International Limited, Simple (Hong Kong) Investment & Management Company Limited, First Capital Limited, Shenzhen Dingyi Investment & Consulting Limited and China US Bridge Capital Limited. (Incorporated by reference to Exhibit 10.1 to the Company's current report on Form 8-K filed August 4, 2006)

_______________
*Incorporated by Reference.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 23, 2008

/s/ Kin Wai Cheung
Kin Wai Cheung